Room 4561

March 31, 2006

Mr. Robert O'Callahan
Chief Financial Officer and Corporate Secretary
International Microcomputer Software, Inc.
100 Rowland Way, Suite 300
Novato, California 94945

Re: International Microcomputer Software, Inc.
Preliminary Proxy Statement on Schedule 14A filed March 24, 2006
File No. 0-15949

Dear Mr. O'Callahan:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Preliminary Proxy Statement on Schedule 14A</u>

1. Please provide the necessary summary term sheet pursuant to Item 14(b)(1) of Schedule 14A. In this regard, please limit your letter to stockholders and notice to one page each allowing for the summary term sheet to be in the forepart of your disclosure document pursuant to Instruction 2 to Item 1001 of Regulation M-A.

Proposal Two: Merger with AccessMedia Networks, Inc., page 10

2.   Please provide an illustrative chart reflecting the number of shares to be issued in connection with the merger and indicating the impact of such issuances on the number of shares currently outstanding.

3.   Please provide disclosure with respect to whether any regulatory requirements must be complied with or approval must be obtained in connection with the merger transaction pursuant to Item 14(b) of Schedule 14A.

4.   In complying with the necessary disclosure requirements pursuant to Item 14(c)(1) of Schedule 14A and Part B of Form S-4, it does not appear that providing such information pursuant to Items 10 and 11 of Form S-4 is available to you as do not meet the requirements of General Instruction I.A. of Form S-3. Accordingly, please remove your incorporation by reference of subsequent filings on page 66 and confirm that all necessary information pursuant to Items 12 and 13 or Item 14 of Form S-4, as applicable, has been provided.

5.   Please provide all necessary disclosure regarding AccessMedia pursuant to Item 17(b) of Form S-4. We note, for example, that management's discussion and analysis pursuant to Item 17(b)(5) of Form S-4 does not appear to have been provided.

Beneficial Ownership, page 55

6.   We note that some of the significant stockholders identified in the table on page 55 are legal entities. Please expand to identify the natural person or persons exercising the sole or shared voting and dispositive power with respect to each identified holder that is a legal entity.

*   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Daniel Lee at (202) 551-3477, or Anne Nguyen, Special Counsel, at (202) 551-3611, with any questions. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile
        Thomas Kellerman
        J. Taylor Browning
        Morgan, Lewis & Bockius LLP
        One Market, Spear Street Tower
        San Francisco, California 94105
        Telephone: (415) 442-1000
        Facsimile: (415) 442-1001